
02003963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2002
SECTION

| SEC FILE NUMBER |
|---|
| 8- 23082 |

3/8/02 FV

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. LEWIS SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VALENTINE J. MATEOS — (212) 750-3520 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name)*

| 26 BROADWAY | new york | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, LEWIS RABINOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. LEWIS SECURITIES, INC., as of DECEMBER 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

PRESIDENT

Title

Notary Public

Shafiza Yadali
Notary Public, State of New York
No. 01YA6010114
Qualify in Queens County
My Commission Expires July 13, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONROY, SMITH & CO.

certified public accountants

# INDEPENDENT AUDITORS' REPORT

Board of Directors
R. Lewis Securities, Inc.

We have audited the accompanying statements of financial position of R. Lewis Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. Lewis Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

January 18, 2002
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

R. LEWIS SECURITIES, INC.

FINANCIAL POSITION

AS OF DECEMBER 31, 2001 AND 2000

## ASSETS

| | 2001 | 2000 |
|---|---|---|
| Cash and cash equivalents | $ 73,859 | $ 49,345 |
| Securities owned, at market value | 50,579 | 52,314 |
| Receivable from brokers or dealers | 20,338 | 39,485 |
| Other assets | 29,871 | 29,300 |
| **Total assets** | $174,647 | $170,444 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| Accrued expenses and accounts payable | $ 10,819 | $ 10,615 |
| **Total liabilities** | $ 10,819 | $ 10,615 |
| **Stockholders' equity:** | | |
| Common stock - no par value, authorized 2,000 shares; issued and outstanding 100 shares | $ 50,000 | $ 50,000 |
| Paid-in-capital | 66,000 | 66,000 |
| Retained earnings | 47,828 | 43,829 |
| **Total stockholders' equity** | $163,828 | $159,829 |
| **Total liabilities and stockholders' equity** | $174,647 | $170,444 |

See the accompanying notes to financial statements.



R. LEWIS SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $262,214 | $354,375 |
| Net commission trader income | 81,444 | 155,807 |
| Syndication | 7,200 | 7,250 |
| Interest and dividends | 5,687 | 9,705 |
| Fee income | 284,926 | 287,276 |
| | $641,471 | $814,413 |
| **Expenses:** | | |
| Employee compensation and benefits | $407,653 | $580,861 |
| Communications | 2,718 | 3,100 |
| Taxes, other than income | 21,588 | 21,851 |
| Other operating expenses | 198,850 | 197,549 |
| | $630,809 | $803,361 |
| **Net income before income taxes** | $ 10,662 | $ 11,052 |
| **Provision for income taxes** | 6,663 | 10,000 |
| **Net income** | $ 3,999 | $ 1,052 |

See the accompanying notes to financial statements.


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# R. LEWIS SECURITIES, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2000 | $50,000 | $40,000 | $58,777 | $148,777 |
| Shareholder distributions | - | - | ( 16,000) | ( 16,000) |
| Shareholder contributions | - | 26,000 | - | 26,000 |
| Net income | - | - | 1,052 | 1,052 |
| Balance, December 31, 2000 | $50,000 | $66,000 | $43,829 | $159,829 |
| Shareholder distributions | - | - | - | - |
| Net income | - | - | 3,999 | 3,999 |
| Balance, December 31, 2001 | $50,000 | $66,000 | $47,828 | $163,828 |

See the accompanying notes to financial statements.


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R. LEWIS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | $ 3,999 | $ 1,052 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in securities owned | 1,735 | 53,345 |
| Decrease in receivable from brokers or dealers | 19,147 | 14,810 |
| (Increase) in other assets | ( 571) | ( 29,300) |
| Increase (decrease) in accrued expense and accounts payable | 204 | ( 2,973) |
| **Net cash provided by operating activities** | $24,514 | $36,934 |
| **Cash Flows From Financing Activities:** | | |
| Dividend distributions to shareholder | - | ($16,000) |
| Additional contribution by shareholder | - | 26,000 |
| **Net cash provided by financing activities** | - | $10,000 |
| **Net increase in cash** | $24,514 | $46,934 |
| **Cash and cash equivalents, beginning of year** | 49,345 | 2,411 |
| **Cash and cash equivalents, end of year** | $73,859 | $49,345 |

Supplemental cash flow information: Income taxes paid during the years ended December 31, 2001 and 2000 amounted to $5,630 and $11,721, respectively.

See the accompanying notes to financial statements.


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R. LEWIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

## Note 1. Summary of Significant Accounting Policies

### Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

### Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

### Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

### Cash Equivalents

For purposes of the statements of cash flows, the company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Concentration of Credit Risk

R. Lewis' financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.


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## Note 2. Employee Profit Sharing Plan

Employees of the company participate in a profit sharing plan covering all employees with three months service. Contributions are made to the plan at the discretion of the company's Board of Directors. No contributions were made by the company for the plan years ended July 31, 2001 and 2000.

## Note 3. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $132,945 which was $32,945 in excess of its required net capital. The company's net capital ratio was .081 to 1.

## Note 4. Commitment and Subsequent Event

During January 1999 the company entered into a lease agreement for office space on a month to month agreement commencing February 1, 1999. This lease has a six month exit clause. The lease calls for monthly payments of $6,714 per month. The minimum future payments under this lease are as follows:

| Year | Amount |
|---|---|
| 2002 (six months) | $40,284 |


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SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001


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Schedule I

## R. LEWIS SECURITIES, INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

## AS OF DECEMBER 31, 2001

### Net Capital

| | |
|---|---|
| Total stockholders' equity | $163,828 |
| **Total stockholders' equity qualified for net capital** | $163,828 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Other assets | 29,871 |
| **Net capital before haircuts on securities position** | $133,957 |
| Haircuts on securities: | |
| Trading and investment securities: | |
| Other securities | 1,012 |
| **Net capital** | $132,945 |

### Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 722 |
| Minimum dollar net capital required | $100,000 |
| Excess net capital | $ 32,945 |

### Computation of Aggregate Indebtedness

| | |
|---|---|
| Total A.I. liabilities | $ 10,819 |
| Percent of aggregate indebtedness to net capital | 8.1 |



## R. LEWIS SECURITIES, INC.

## SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

## AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.


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Schedule III

R. LEWIS SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.



Schedule IV

R. LEWIS SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

| | Unaudited Filing | Audited Filing | Increase (Decrease) |
|---|---|---|---|
| Total capital | $163,828 | $163,828 | - |
| Deductions: | | | |
| Non-allowable assets and haircuts on securities | 30,883 | 30,883 | - |
| Net capital | $132,945 | $132,945 | - |

There are no material differences between the computation presented above and firms X-17a(5) Part II(A) filing.





CONROY, SMITH & CO.

certified public accountants

Board of Directors
R. Lewis Securities, Inc.

We have audited the financial statements of R. Lewis Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 18, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of R. Lewis Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Conroy, Smith & Co.

January 18, 2002
New York, NY


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